Delek US Holdings, Inc
7102 Commerce Way
Brentwood, TN 37027
615-771-6701

October 9, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporate Finance, Office of Natural Resources
100 F Street, N.E.
Washington, D.C. 20549
Attention: Brad Skinner, Senior Assistant Chief Accountant

Re:	Delek US Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 001-38142

Dear Mr. Skinner:

This letter sets forth the response of Delek US Holdings, Inc. (the “Company”) to the comment letter, dated September 26, 2018, of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) regarding the Company’s above-referenced Annual Report on Form 10-K (File No. 001-38142) (the “Form 10-K” or the "2017 Form 10-K"). As used in this letter, the terms "we" or "our" also refer to the Company.
For your convenience, the Staff’s comments have been set forth in their entirety below. The Company’s responses immediately follow each comment.
Form 10-K for the Fiscal Year Ended December 31, 2017
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating Segments, page 77

1.
We note you calculate gross margin for each of your segments by subtracting cost of goods sold from net sales. If your presentation of gross margin does not include depreciation and amortization or other costs directly attributable to the generation of revenue, we believe the calculation would be a non-GAAP measure. Accordingly, revise your presentation to either include any excluded costs or to use a different title that distinguishes the non-GAAP measure from gross margin as determined in accordance with GAAP. To the extent you continue to report it as a non-GAAP measure, include all the disclosures required by Item 10(e) of Regulation S-K.

Mr. Brad Skinner
U.S. Securities and Exchange Commission
October 9, 2018

Response
In response to the Staff's comment above, in future filings we will refer to measures that were previously described in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") as "Gross margin" as follows:

•
With respect to the Refining Segment, this measure will be referred to instead as "Refining margin," a non-GAAP term that will be defined and calculated as described in response to Comment 2 below, and will be reconciled to Gross margin as the most directly comparable U.S. GAAP measure and accompanied by other disclosures required in accordance with Item 10(e) of Regulation S-K.

•	With respect to the Logistics and Retail Segments, we will remove the subtotal for Gross margin that is currently in the table at the beginning of those two sections.

•	Additionally, where we do choose to refer to a measure in future filings as "Gross margin," such measure will reflect Net revenues less Cost of sales, as defined by U.S. GAAP.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Operating Segments, page 77

2.
You define refining margin for your refining segment as the difference between the cost of crude oil feedstocks you purchase and the price of the refined products you sell. Please clarify how your calculation of refining margin differs from your gross margin measure for the refining segment.

Response
In response to the Staff's comment above, in future filings we will revise our definition of Refining margin, refined product margin or crack spread as defined in the Glossary of Terms in Part I, Item 1 & 2. Business & Properties in our Form 10-K to state the following:
Crack spread - The crack spread is a measure of the difference between market prices for crude oil and refined products and is a commonly used proxy within the industry to estimate or identify trends in refining margins.
Refining margin and refined product margin - Refining margin or refined product margin is measured as the difference between net refining revenues and total refining cost of materials and other and is used as a metric to assess a refinery's product margins against market crack spread trends.

Mr. Brad Skinner
U.S. Securities and Exchange Commission
October 9, 2018

Accordingly, in future filings we will revise our table in MD&A for the Refining Segment (included on page 77 of the 2017 Form 10-K) to retitle "Costs of goods sold" as "Cost of materials and other" and to retitle the difference between the Net [refining] revenues and [refining] Cost of materials and other (both U.S. GAAP measures that will be presented as such in our revised income statement presentation in future filings) as Refining margin (a non-GAAP measure that will be redefined as described above and for which we will separately provide a reconciliation to Gross margin, the most directly comparable U.S. GAAP measure).
In future filings, we will revise the presentation of the Refining Segment table in the MD&A section that discusses Refining Segment operating results (included on page 77 of the 2017 Form 10-K) as follows:

	Year Ended December 31,
	2017	2016
Net revenues	$6,620.6	$3,923.2
Cost of materials and other	5,852.2	3,614.1
Refining margin	768.4	309.1
Operating expenses (excluding depreciation and amortization)	317.7	212.4
Insurance proceeds - business interruption	—	(42.4)
Contribution margin	$450.7	$139.1
Additionally, in future filings, the reconciliation of Refining margin to [refining] Gross margin (to be provided pursuant to Item 10(e) of Regulation S-K) will be presented as follows:

Refining Segment	Year Ended December 31,
	2017	2016
Net revenues	$6,620.6	$3,923.2
Cost of sales	6,279.1	3,914.7
Gross margin	341.5	8.5
Add back:
Operating expenses (excluding depreciation and amortization)	317.7	212.4
Depreciation and amortization	109.2	88.2
Refining margin	$768.4	$309.1
Finally, we note that gross profit (also commonly referred to as gross margin) is defined by Item 302 of Regulation S-K as "net sales less costs and expenses associated directly with or allocated to products sold or services rendered." Therefore, in future filings we will also revise all references to the term "Gross margin" (a U.S. GAAP measure) to refer to Net revenues less Cost of sales, both of which will be presented on our revised income statement presentation (or other disclosures, as appropriate, and as discussed in responses to Comments 3 and 5 below) , and where we are referring to the measure derived from subtracting Cost of materials and other from Net revenues in the refining segment, such measure will be referenced as "Refining margin," as discussed above.

Mr. Brad Skinner
U.S. Securities and Exchange Commission
October 9, 2018

Financial Statements
Consolidated Statements of Income, page F-5

3.
Your presentation of cost of goods sold appears to exclude depreciation and amortization. If you rely upon the accommodation outlined in SAB Topic 11.B in excluding depreciation and amortization from certain cost and expense categories, you should report, either on separate lines or parenthetically, the amounts of depreciation and amortization that are attributable to each line item from which it has been excluded.

Response
In response to the Staff's comment, our income statement presentation in future filings of Cost of sales (discussed in response to Comment 5 below) will be revised to include depreciation and amortization. This Cost of sales subtotal will include a component newly labeled "Cost of materials and other" that includes those costs previously labeled as "Cost of goods sold" (see further discussion in the response to Comment 5 below). Additionally, for Operating expenses that are included in Cost of sales in future filings, we will disclose parenthetically that such Operating expenses exclude depreciation and amortization and refer to the separate presentation of such excluded depreciation and amortization in Cost of sales, on the face of the income statement.

Financial Statements
Consolidated Statements of Income, page F-5

4.
Information in various parts of your filing indicates that you generate revenue from the sale of products and services. Given this, explain to us how you have considered separately disclosing on the face of your income statement net sales of tangible products and revenue from services, as well as cost of tangible goods sold and cost of services. See Rules 5-03.1 and 5-03.2 of Regulation S-X.

Response
In response to the Staff's comment, we acknowledge the requirement to separately disclose the net revenues from services and related costs of those services pursuant to Rules 5-03.1 and 5-03.2 of Regulation S-X, to the extent such amounts are material. We have historically not separately disclosed such amounts in our financial statements and the notes thereto because such amounts are not material in comparison to our consolidated Net revenues and Cost of materials and other (as it will hereafter be described, formerly described as "Cost of goods sold"). Revenues from services represented approximately 0.2%, 0.4% and 0.6% of total consolidated Net revenues for 2017, 2016 and 2015, respectively, and Cost of materials and other (as, hereafter, renamed) related to services represented approximately 0.2%, 0.4% and 0.3% of total consolidated Cost of materials and other for 2017, 2016 and 2015, respectively. We consider these amounts to be immaterial to the fair presentation of our financial statements, and therefore believe that our Net revenues and Cost of materials and other (as, hereafter, renamed) were fairly presented in the 2017 Form 10-K.

Mr. Brad Skinner
U.S. Securities and Exchange Commission
October 9, 2018

Financial Statements
Consolidated Statements of Income, page F-5

5.
Explain to us the specific cost items included in your income statement line items Cost of Goods Sold and Operating Expenses. To the extent that Cost of Goods Sold does not include all costs directly attributable to sales of products and revenue from services, other than as contemplated by SAB Topic 11.B, explain to us how your current presentation complies with the requirements of Rule 5-03.2 of Regulation S-X.

Response
In response to the Staff's comment above, we have considered the applicable U.S. GAAP for what should be included in Cost of goods sold as follows:
The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 330-10-30, Inventory - Initial Measurement, notes that inventory should be stated at cost, which means, in principle, "the sum of the applicable expenditures and charges directly or indirectly incurred in bringing an article to its existing condition and location. It is understood to mean acquisition and production cost, and its determination involves many considerations." Additionally, ASC 330-10-30 further notes that "under most circumstances, general and administrative expenses shall be included as period charges, except for the portion of such expenses that may be clearly related to production and thus constitute a part of inventory costs (product charges). Selling expenses constitute no part of inventory costs. The exclusion of all overheads from inventory costs does not constitute an accepted accounting procedure."
The recognition of cost of goods sold in the income statement represents the recognition of costs of inventory that has been sold, and would be inclusive of all material applicable inventoriable costs as required by ASC 330-10-30. An equivalent term to "cost of goods sold" is "cost of sales," though "cost of sales" may be broader to also indicate the cost of providing services or performing other revenue-producing activities (i.e., performance obligations).
Inherent in this discussion is that some portion of depreciation and amortization that is directly or indirectly attributable to the process of providing inventory, services or other revenue-producing activities should be included in any U.S. GAAP amount described as "cost of goods sold" or "cost of sales," except as provided for under SEC Staff Accounting Bulletin ("SAB") Topic 11.B, which provides that depreciation may be excluded from cost of sales (or operating expenses), but that such exclusion should be appropriately disclosed as provided in the Interpretive Response, excerpted below:
"If cost of sales or operating expenses exclude charges for depreciation, depletion and amortization of property, plant and equipment, the description of the line item should read somewhat as follows:  "Cost of goods sold (exclusive of items shown separately below)" or "Cost of goods sold (exclusive of depreciation shown separately below)."

Mr. Brad Skinner
U.S. Securities and Exchange Commission
October 9, 2018

Therefore, in future filings we will revise our description of that line item on the income statement, in the footnote disclosures to the financial statements and throughout the Form 10-K (or other applicable future filings) to indicate "Cost of materials and other" rather than "Cost of goods sold." Accordingly, and in recognition of the Staff's comment which indicates the need for additional description regarding what is included in such costs as well as in Operating expenses, we will revise our accounting policy disclosure relating to such costs and expenses in future filings as follows:

Cost of Materials and Other and Operating Expenses
For the refining segment, cost of materials and other includes (i) the direct cost of materials (such as crude oil and other refinery feedstocks, refined petroleum products and blendstocks, and ethanol feedstocks and products) that are a component of our products sold; (ii) costs related to the delivery (such as shipping and handling costs) of products sold; (iii) costs related to our environmental credit obligations to comply with various governmental and regulatory programs (such as the cost of renewable identification numbers as required by the EPA’s Renewable Fuel Standard and emission credits under various cap-and-trade systems); and (iv) gains and losses on our commodity derivative instruments.
Operating expenses for the refining segment include the costs to operate our refineries and biodiesel facilities, excluding depreciation and amortization. These costs primarily include employee-related expenses, energy and utility costs, catalysts and chemical costs, and repairs and maintenance expenses.
For the logistics segment, cost of materials and other includes (i) all costs of purchased refined products, additives and related transportation of such products, (ii) costs associated with the operation of our trucking assets, which primarily include allocated employee costs and other costs related to fuel, truck leases and repairs and maintenance, (iii) the cost of pipeline capacity leased from a third-party, and (iv) gains and losses related to our commodity hedging activities.
Operating expenses for the logistics segment include the costs associated with the operation of owned terminals and pipelines and terminalling expense at third-party locations, excluding depreciation and amortization. These costs primarily include outside services, allocated employee costs, repairs and maintenance costs and energy and utility costs. Operating expenses related to the wholesale business are excluded from cost of sales because they primarily relate to costs associated with selling the products through our wholesale business.
For the retail segment, cost of materials and other comprises the costs related to specific products sold at retail sites, primarily consisting of motor fuels and merchandise. Retail fuel cost of sales represents the cost of purchased fuel, including transportation costs. Merchandise cost of sales includes the delivered cost of merchandise purchases, net of merchandise rebates and commissions. Operating expenses related to the retail business include costs such as wages of employees, lease expense, utility expense and other costs of operating the stores, excluding depreciation and amortization, and are excluded from cost of sales because they primarily relate to costs associated with selling the products through our retail sites.
Depreciation and amortization is separately presented in our statement of income and disclosed by reportable segment in Note 15.

Mr. Brad Skinner
U.S. Securities and Exchange Commission
October 9, 2018

Further, we note that where we plan to clarify and present in future filings, as components of Cost of sales (see discussion below), Cost of materials and other (rather than Cost of goods sold) and, separately, Operating expenses that exclude depreciation and amortization, we will disclose such exclusion parenthetically as required by SAB Topic 11.B, with reference to the line item elsewhere in the income statement (or footnote disclosure) where it is presented.
Finally, we note that Rule 5-03.2 of Regulation S-X requires that a "cost of tangible goods sold" (where such cost of goods sold is inclusive of the Cost of materials and other as well as certain other direct and indirect costs, pursuant to U.S. GAAP, and may also be referred to as "cost of sales" as discussed above) be presented on the face of the income statement. We will revise our income statement presentation in future filings to include the following in Operating income (loss):

	Year Ended December 31,
	2017	2016
Net revenues	$7,267.1	$4,197.9
Cost of sales:
Cost of materials and other	6,327.6	3,812.9
Operating expenses (excluding depreciation and amortization presented below)	376.3	247.0
Depreciation and amortization	132.1	106.2
Total cost of sales	6,836.0	4,166.1
Insurance proceeds — business interruption	—	(42.4)
Operating expenses related to retail and wholesale business (excluding depreciation and amortization presented below)	52.7	2.3
General and administrative expenses	169.8	106.1
Depreciation and amortization	21.2	10.2
Other operating expense (income), net	1.0	4.8
Total operating costs and expenses	$7,080.7	$4,247.1
Operating income (loss)	$186.4	$(49.2)

Additionally, in future filings we will revise our financial statement Segments footnote disclosure to reflect the following changes [excerpted relevant sections presented below]:

Decisions concerning the allocation of resources and assessment of operating performance are made based on this segmentation. Management measures the operating performance of each of the reportable segments based on the segment contribution margin. Segment contribution margin is defined as net revenues less cost of materials and other and operating expenses, excluding depreciation and amortization.

Mr. Brad Skinner
U.S. Securities and Exchange Commission
October 9, 2018

The following is a summary of business segment operating performance as measured by contribution margin for the period indicated (in millions):

	As of and For the Year Ended December 31, 2017
(In millions)	Refining	Retail	Logistics	Corporate, Other and Eliminations	Consolidated
Net revenues (excluding intercompany fees and sales)	$6,364.5	$426.7	$382.3	$93.6	$7,267.1
Intercompany fees and sales	256.1	—	155.8	(411.9)	—
Operating costs and expenses:
Cost of materials and other	5,852.2	350.3	372.9	(247.8)	6,327.6
Operating expenses (excluding depreciation and amortization presented below)	317.7	49.6	43.3	18.4	429.0
Segment contribution margin	$450.7	$26.8	$121.9	$(88.9)	510.5
Depreciation and amortization	109.2	7.0	21.9	15.2	153.3
General and administrative expenses					169.8
Other operating expense					1.0
Operating income					$186.4
Total assets	$4,846.5	$331.4	$443.5	$313.8	$5,935.2
Capital spending (excluding business combinations)	$128.2	$11.7	$18.4	$19.2	$177.5

	As of and For the Year Ended December 31, 2016
(In millions)	Refining	Logistics	Corporate, Other and Eliminations	Consolidated
Net revenues (excluding intercompany fees and sales)	$3,605.1	$301.3	$(0.6)	$3,905.8
Intercompany fees and sales	318.1	146.8	(172.8)	292.1
Operating costs and expenses:
Cost of materials and other	3,614.1	302.2	(103.4)	3,812.9
Operating expenses (excluding depreciation and amortization presented below)	212.4	37.2	(0.3)	249.3
Insurance proceeds - business interruption	(42.4)	—	—	(42.4)
Segment contribution margin	$139.1	$108.7	$(69.7)	178.1
Depreciation and amortization	88.2	20.8	7.4	116.4
General and administrative expenses				106.1
Other operating expense				4.8
Operating loss				$(49.2)
Total assets	$1,942.6	$415.5	$621.7	$2,979.8
Capital spending (excluding business combinations)	$27.9	$11.8	$6.6	$46.3

Mr. Brad Skinner
U.S. Securities and Exchange Commission
October 9, 2018

In future filings, our definition of Contribution margin (e.g., in our general and accounting policies footnote disclosures and/or in MD&A), will be revised to state that it represents "net revenues less cost of materials and other and operating expenses, excluding depreciation and amortization" and the presentation of the calculation of Contribution margin will be revised to reflect revised income statement captions.

If you have any questions, please feel free to contact me at 615.224.1323 or our General Counsel, Regina Jones, at 615.721.3703. Thank you for your assistance and attention to this matter.

Sincerely,

Delek US Holdings, Inc.

By: /s/ Kevin Kremke
Name: Kevin Kremke
Title: Executive Vice President
Chief Financial Officer

cc:    Jennifer Gallagher, Staff Accountant
Regina Jones, Executive Vice President, General Counsel